UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Advanced Emissions Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00770C101

(CUSIP Number)

May 2, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00770C101

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,431,590
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,431,590
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,431,590
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person (See Instructions) OO, IA

CUSIP NO. 00770C101

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,114,728
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,114,728
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,728
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 00770C101

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 880,589
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 880,589
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 880,589
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 00770C101

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 234,139
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 234,139
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 234,139
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 00770C101

1.	Names of Reporting Persons Blackwell Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 316,862
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 316,862
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,862
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.5%
12.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 00770C101

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,431,590
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,431,590
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,431,590
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 00770C101

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,431,590
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,431,590
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,431,590
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.6%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 00770C101

Item 1.

(a)	Name of Issuer

Advanced Emissions Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices

9135 South Ridgeline Boulevard, Suite 200,

Highlands Ranch, Colorado

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC (“CCM”), Coliseum Capital, LLC (“CC”), Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”), Blackwell Partners, LLC (“Blackwell”), Adam Gray (“Gray”) and Christopher Shackelton (“Shackelton” and together with CCM, CC, CCP, CCP2, Blackwell and Gray, the “Reporting Persons”).

(b)	Address of Principal Business office or, if None, Residence

The address of the principal business and office of the Reporting Persons (other than Blackwell) is Metro Center, 1 Station Place, 7th Floor South, Stamford CT 06902. The address of the principal business and office of Blackwell is c/o DUMAC, LLC, 280 South Mangum Street, Suite 210, Durham, NC 27701.

(c)	Citizenship

(i)	CCM is a Delaware limited liability company

(ii)	CC is a Delaware limited liability company

(iii)	CCP is a Delaware limited partnership

(iv)	CCP2 is a Delaware limited partnership

(v)	Blackwell is a Georgia limited liability company

(vi)	Gray is a United States citizen

(vii)	Shackelton is a United States citizen

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP No.

00770C101

CUSIP NO. 00770C101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of each Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 21,729,032 shares of Common Stock outstanding as of February 12, 2014, as reported in the Press Release filed as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, dated February 14, 2014, as filed with the Securities and Exchange Commission on February 14, 2014, after giving effect to the two-for-one stock split effective as of March 17, 2014.

CUSIP NO. 00770C101

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP, CCP2 and Blackwell. CCP is the record owner of 880,589 shares of Common Stock, CCP2 is the record owner of 234,139, and Blackwell is the record owner of 316,862 shares of Common Stock.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 00770C101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2014

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

		By	/s/ Adam Gray
Adam Gray, Manager
By:	/s/ Christopher Shackelton
Christopher Shackelton, Manager

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By: Coliseum Capital, LLC, General Partner		By: Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	By:	/s/ Adam Gray
	Adam Gray, Manager		Adam Gray, Manager

BLACKWELL PARTNERS, LLC		ADAM GRAY

By: Coliseum Capital Management, LLC,
	Attorney-in-fact	/s/ Adam Gray
Adam Gray

By:	/s/ Adam Gray
Adam Gray, Manager

CHRISTOPHER SHACKELTON

/s/ Christopher Shackelton
Christopher Shackelton

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: May 12, 2014

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

		By	/s/ Adam Gray
Adam Gray, Manager
By:	/s/ Christopher Shackelton
Christopher Shackelton, Manager

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By: Coliseum Capital, LLC, General Partner		By: Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	By:	/s/ Adam Gray
	Adam Gray, Manager		Adam Gray, Manager

BLACKWELL PARTNERS, LLC		ADAM GRAY

By: Coliseum Capital Management, LLC,
	Attorney-in-fact	/s/ Adam Gray
Adam Gray

By:	/s/ Adam Gray
Adam Gray, Manager

CHRISTOPHER SHACKELTON

/s/ Christopher Shackelton
Christopher Shackelton